Filed Pursuant to Rule 424(b)(5)
Registration No. 333-230448

PROSPECTUS SUPPLEMENT

(To the Prospectus Dated March 29, 2019)

231,335 Shares of Common Stock

BioSig Technologies, Inc.

We are offering 231,335 shares of our common stock, par value $0.001 per share, directly to several institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at a negotiated price of $6.00 per share. The offering will result in total proceeds (before expenses) of approximately $1.39 million. There are no underwriting or placement agent fees associated with the offering. The net proceeds to us from the transaction, after paying estimated offering expenses, is expected to be approximately $1.38 million. We intend to use the net proceeds from the transaction for working capital and other general corporate purposes.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BSGM.” On December 30, 2019, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $5.78 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of the accompanying prospectus and in our annual report on Form 10-K and our other reports filed with the Securities and Exchange Commission which are incorporated into this prospect supplement and the accompanying prospectus by reference for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 31, 2019.